Exhibit 99.1

News Release
NYSE, TSX: NTR

February 16, 2022 – all amounts are in US dollars except as otherwise noted

Nutrien Delivers Record Results

and Expects Continued Growth in 2022

SASKATOON, Saskatchewan -- Nutrien Ltd. (TSX and NYSE: NTR) announced today its fourth quarter 2021 results, with net earnings of $1.2 billion ($2.11 diluted net earnings per share). Fourth-quarter adjusted net earnings1 were $2.47 per share and adjusted EBITDA1 was $2.5 billion.

“The advantages of Nutrien’s integrated business were demonstrated in 2021 as we delivered record financial results3 and made significant progress on our long-term strategic targets, including our key sustainability priorities. We utilized the scale and reliability of our world-class supply chain and the strong execution of our teams to ensure customers had the products and services they needed, when they needed them,” commented Ken Seitz, Nutrien’s Interim President and CEO.

“The outlook for global agriculture and crop input markets is very strong and we are well positioned to deliver significant growth in earnings and free cash flow in 2022. We will continue to advance our strategic priorities and maintain a disciplined approach to deploying capital, using our strong financial position to grow the business and return significant cash to shareholders,” added Mr. Seitz.

Highlights:

•

Nutrien generated net earnings of $1.2 billion and record adjusted EBITDA of $2.5 billion in the fourth quarter while generating $3.2 billion of net earnings ($5.52 diluted net earnings per share) and record adjusted EBITDA of $7.1 billion ($6.23 adjusted net earnings per share) for the full year of 2021. Cash flow provided by operating activities in the full year was $3.9 billion.

•

We prioritized the use of cash in 2021 to strengthen and reposition the balance sheet, reducing our long-term debt by $2.1 billion. We deployed $2.1 billion to dividends and share repurchases in 2021 repurchasing 15 million shares during the year under our normal course issuer bid (NCIB). To date, we have repurchased over 22 million shares under our NCIB program. Nutrien’s Board of Directors approved an increase in the quarterly dividend to $0.48 per share and approved the purchase of up to 10 percent of Nutrien’s outstanding common shares over a one-year period through a NCIB. The NCIB is subject to acceptance by the Toronto Stock Exchange.

•

Nutrien issued full-year 2022 adjusted EBITDA and adjusted net earnings per share guidance[1] of $10.0 to $11.2 billion and $10.20 to $11.80 per share. Adjusted net earnings per share guidance includes our plans to allocate a minimum of $2 billion to share repurchases in 2022 on a balanced cadence throughout the year.

•

Nutrien Ag Solutions (“Retail”) delivered record adjusted EBITDA in the fourth quarter and surpassed $1.9 billion for the full year of 2021. We exceeded nearly all of our 2023 strategic targets including a record 10.9 percent Retail adjusted EBITDA margin[2] and increased our proprietary product related gross margin to more than $1 billion in 2021, an increase of 22 percent.

•

The reliability and efficiency of our global supply chain and strategic procurement helped drive our Retail normalized comparable store sales[1] to 7 percent and Retail adjusted EBITDA per US selling location[2] to $1.5 million during 2021. We closed 14 acquisitions during the year and increased our Retail digital platform sales[2] to $2.1 billion.

•

Potash adjusted EBITDA surpassed $1 billion in the fourth quarter and increased 130 percent in the full year of 2021 to $2.7 billion. We achieved record sales volumes of 13.6 million tonnes in 2021 due to our capability to quickly ramp up production from our flexible, low-cost network of six mines. We progressed our Potash Next Generation initiatives and produced 1 million tonnes in 2021 using tele-remote and autonomous mining techniques.

•

Nitrogen adjusted EBITDA was $921 million in the fourth quarter of 2021 and increased 114 percent to $2.3 billion in the full year of 2021. We completed our phase 1 brownfield expansion projects on time and on budget, launched a second phase of projects and progressed decarbonization initiatives.

•	Phosphate adjusted EBITDA was $196 million in the fourth quarter of 2021 and increased 133 percent to $540 million in the full year of 2021.

1 This financial measure including related guidance, if applicable, is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section for further information.

2 This is a supplementary financial measure. See the “Other Financial Measures” section for further information.

3 Net earnings from continuing operations.

Market Outlook

Agriculture and Retail

•

Global inventory for key grains and oilseeds remains historically low due to a combination of weather-related events and strong demand fueled by a greater focus on global food security and recovering feed and bio-energy related markets.

•	Corn and soybean prices in the US and Brazil remain very strong and prospective crop margins are well above the 10-year average. We expect this will incentivize growers to invest in their crops.

•

US growers experienced favorable fall weather conditions that combined with strong crop economics, supported a second consecutive year of strong fall fertilizer application. We expect overall planted area of major crops to be similar to 2021 levels, with corn and soybean acreage in the range of 91 to 93 million and 87 to 89 million, respectively.

•

Growers in Brazil planted an additional 4 million acres of soybeans which was a second consecutive year of record planting. However, yields have been impacted by drought conditions in major growing regions. We expect strong crop economics will support total Brazilian planted acreage and crop input demand in 2022. Australian growers continue to experience favorable weather conditions and harvested record wheat production.

•

Nutrien is well-positioned on fertilizer and crop protection product inventory to begin the North American planting season. Our Retail adjusted EBITDA guidance assumes there was some pull forward of fertilizer sales volumes due to the strong fall season in North America and that Retail fertilizer margins return to historical average levels after increasing in 2021 due to strategic procurement in a rising price environment.

Crop Nutrient Markets

•

Global potash prices increased in response to record global demand of 70 million in 2021 and tightness of supply due to competitor mine flooding, new project delays and uncertainty around sanctions imposed on Belarus by the US and Europe. We believe that many of these supply issues will continue into 2022, including additional restrictions imposed on Belarus potash transported through Lithuania. We estimate 2022 global shipments in a range of 68 to 71 million tonnes.

•

Nutrien expects record potash sales volumes between 13.7 to 14.3 million tonnes in 2022. This forecast assumes sanctions on Belarus have a temporary impact on global supply. If there was a more significant long-term impact on global supply, Nutrien has the capability to further ramp up production by hiring additional employees and incurring some small incremental capital expenditures.

•

Nitrogen prices have been supported by strong demand, soaring energy prices in Europe, and government restrictions and geopolitical risks in key export markets. Global urea prices softened in early 2022 during a seasonally slow period, however, ammonia and nitrates prices continue to strengthen due to supply side constraints. North American natural gas prices increased in early 2022 but we expect Henry Hub prices to average between $3.75 and $4.25 per MMBtu in 2022, well below import pricing levels in Europe and Asia.

•	We expect to increase Nitrogen sales volumes to 10.8 to 11.3 million tonnes in 2022 with the completion of Phase 1 brownfield expansion projects in 2021 and higher anticipated operating rates.

•

Phosphate prices have been supported by the expected reduction in supply from China due to export restrictions and elevated raw material input cost. This is compounded by tight inventories in key import markets such as India.

Financial Outlook and Guidance

Based on market factors detailed above, we are issuing full-year 2022 adjusted EBITDA guidance of $10.0 to $11.2 billion and full-year 2022 adjusted net earnings guidance of $10.20 to $11.80 per share. Adjusted net earnings per share guidance includes our plans to allocate a minimum of $2 billion to share repurchases in 2022 on a balanced cadence throughout the year.

All guidance numbers, including those noted above and related sensitives are outlined in the tales below.

2022 Guidance Ranges [1]	Low			High

Adjusted net earnings per share [2]	$10.20			$11.80

Adjusted EBITDA (billions) [2]	$10.0			$11.2

Retail Adjusted EBITDA (billions)	$1.7			$1.8

Potash Adjusted EBITDA (billions)	$5.0			$5.5

Nitrogen Adjusted EBITDA (billions)	$3.2			$3.6

Phosphate Adjusted EBITDA (millions)	$500			$600

Potash sales tonnes (millions) [3]	13.7			14.3

Nitrogen sales tonnes (millions) [3]	10.8			11.3

Depreciation and amortization (billions)	$2.0			$2.1

Effective tax rate on adjusted earnings	25%			26%

Sustaining capital expenditures (billions) [4]	$1.2			$1.3

	Impact to

2022 Annual Assumptions & Sensitivities [1]	Adjusted EBITDA			Adjusted EPS [5]

$1/MMBtu change in NYMEX [6]	$180			$0.25

$25/tonne change in realized potash selling prices	$290			$0.40

$25/tonne change in realized ammonia selling prices	$50			$0.07

$25/tonne change in realized urea selling prices	$80			$0.11

2022 FX Rate CAD to USD			1.26

2022 NYMEX natural gas ($US/MMBtu)		~$	4.00

  1  See the “Forward-Looking Statements” section.

  2  This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

  3  Manufactured products only. Nitrogen excludes ESN® products.

  4  This is a supplementary financial measure. See the Refer to “Other Financial Measures” section for further information.

  5  Assumes 546 million shares outstanding.

  6  Nitrogen related impact.

Consolidated Results

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars)	2021	2020	% Change	2021	2020	% Change
Sales	7,267	4,052	79	27,712	20,908	33
Freight, transportation and distribution	198	202	(2)	851	855	-
Cost of goods sold	3,863	2,685	44	17,452	14,814	18
Gross margin	3,206	1,165	175	9,409	5,239	80
Expenses	1,379	762	81	4,628	4,337	7
Net earnings	1,207	316	282	3,179	459	593
Adjusted EBITDA [1]	2,463	768	221	7,126	3,667	94
Diluted net earnings per share	2.11	0.55	284	5.52	0.81	581
Adjusted net earnings per share [1]	2.47	0.24	929	6.23	1.80	246
Cash provided by operating activities	3,637	2,778	31	3,886	3,323	17
Free cash flow [1]	1,549	196	690	4,300	1,830	135
Free cash flow including changes in non-cash operating working capital [1]	3,183	2,370	34	2,639	2,404	10

  1  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Net earnings and adjusted EBITDA increased significantly in the fourth quarter and full year of 2021 compared to the same periods in 2020. This was due to higher net realized selling prices across our nutrient businesses, higher potash sales volumes, strong organic and proprietary product sales growth in Retail. In 2020, we recorded a non-cash impairment of $824 million primarily related to our Phosphate business and a gain of $250 million realized in the fourth quarter of 2020 related to the Misr Fertilizers Production Company

S.A.E. (“MOPCO”) divestment with no similar transactions in 2021. Cash flow provided by operating activities increased in the fourth quarter and full year of 2021 compared to the same periods in 2020 due primarily to higher net earnings. The COVID-19 pandemic had a limited impact on our results during the fourth quarter and full year of 2021.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and twelve months ended December 31, 2021 to the results for the three and twelve months ended December 31, 2020, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended December 31

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020
Sales
Crop nutrients	2,035	1,108	84	428	236	81	21	21
Crop protection products	1,113	828	34	414	343	21	37	41
Seed	189	152	24	57	58	(2)	30	38
Merchandise	270	240	13	45	41	10	17	17
Nutrien Financial	51	37	38	51	37	38	100	100
Services and other	267	290	(8)	225	207	9	84	71
Nutrien Financial elimination [1]	(47)	(37)	27	(47)	(37)	27	100	100
	3,878	2,618	48	1,173	885	33	30	34
Cost of goods sold	2,705	1,733	56
Gross margin	1,173	885	33
Expenses [2]	911	768	19
Earnings before finance costs and taxes (“EBIT”)	262	117	124
Depreciation and amortization	178	180	(1)
EBITDA	440	297	48
Adjustments [3]	2	-	n/m
Adjusted EBITDA	442	297	49

  1  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

  2  Includes selling expenses of $848 million (2020 – $727 million).

  3  See Note 2 to the unaudited condensed consolidated financial statements.

	Twelve Months Ended December 31

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020
Sales
Crop nutrients	7,290	5,200	40	1,597	1,130	41	22	22
Crop protection products	6,333	5,602	13	1,551	1,303	19	24	23
Seed	2,008	1,790	12	419	363	15	21	20
Merchandise	1,033	943	10	172	157	10	17	17
Nutrien Financial	189	129	47	189	129	47	100	100
Services and other	1,051	1,241	(15)	842	774	9	80	62
Nutrien Financial elimination	(170)	(120)	42	(170)	(120)	42	100	100
	17,734	14,785	20	4,600	3,736	23	26	25
Cost of goods sold	13,134	11,049	19
Gross margin	4,600	3,736	23
Expenses [1]	3,378	2,974	14
EBIT	1,222	762	60

Depreciation and amortization	706	668	6
EBITDA	1,928	1,430	35

Adjustments [2]	11	-	n/m
Adjusted EBITDA	1,939	1,430	36

  1  Includes selling expenses of $3,124 million (2020 – $2,795 million).

  2  See Note 2 to the unaudited condensed consolidated financial statements.

•

Adjusted EBITDA increased in the fourth quarter and full year of 2021 due to increased sales and gross margin achieved through market share growth, strong agriculture fundamentals and expansion in South America. Gross margin increases were supported by strategic procurement of crop nutrients and crop protection products in a rising price environment and a 22 percent increase in proprietary product related gross margin. Retail cash operating coverage ratio[1] declined to 58 percent in 2021 due to significantly higher gross margin.

•

Crop nutrients sales increased in the fourth quarter and full year of 2021 due to record sales volumes and higher selling prices. Gross margin per tonne increased by $31 per tonne in 2021 due to strategic purchasing in a rising price environment and higher proprietary product sales.

•

Crop protection products sales increased in the fourth quarter and full year of 2021 due to market share growth, higher prices and increased proprietary product sales across all geographies, especially in Australia where uptake by customers was exceptional. The reliability of our supply chain, growth in proprietary product contribution and strategic procurement supports our ability to deliver on strong grower demand throughout the year.

•

Seed sales increased in the fourth quarter primarily due to significant organic growth achieved in South America and Australia following recent expansion initiatives and acquisitions. Gross margin percentage decreased in the fourth quarter due to the timing and mix of seed sales in the US. Seed sales for the full year of 2021 increased in all key regions where we operate due to higher planted acreage, higher prices and significant organic growth in South America. Gross margin percentage for 2021 increased due to price increases, including from our proprietary product.

•	Merchandise sales increased in the fourth quarter and full year of 2021 primarily driven by strong grower and rancher purchasing in Australia.

•

Nutrien Financial sales increased in the fourth quarter and full year of 2021 due to higher utilization and adoption of our programs. At the end of the fourth quarter of 2021 net receivables in the programs were $2.2 billion, an increase of $0.8 billion compared to the same period in 2020, while credit loss was minimal in 2021 and 2020 due to strong credit evaluation and collection as well as favorable market conditions this past year.

•

Services and other sales decreased in the fourth quarter and full year of 2021 compared to the same periods in 2020 due to the divestiture of an Australian livestock export business in the fourth quarter of 2020, which more than offset increases in other Australian services and higher US custom application sales. Despite the change in revenue mix, gross margin increased and the impact to gross margin percentage was favorable for both the fourth quarter and full year of 2021.

 Potash

	Three Months Ended December 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

North America	497	199	150	1,002	1,041	(4)	494	192	157

Offshore	923	251	268	2,054	1,613	27	450	156	188

	1,420	450	216	3,056	2,654	15	465	170	174

Cost of goods sold	305	305	-				100	116	(14)

Gross margin – total	1,115	145	669				365	54	576

Expenses [1]	179	49	265	Depreciation and amortization			38	46	(17)

EBIT	936	96	875	Gross margin excluding depreciation

Depreciation and amortization	117	123	(5)	and amortization – manufactured [3]			403	100	302

EBITDA	1,053	219	381	Potash cash cost of product

Adjustments [2]	-	1	(100)	manufactured [3]			70	71	(1)

Adjusted EBITDA	1,053	220	379

  1  Includes provincial mining taxes of $173 million (2020 – $40 million).

  2  See Note 2 to the unaudited condensed consolidated financial statements.

  3  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

1 This financial measure is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section for further information.

	Twelve Months Ended December 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

North America	1,638	908	80	5,159	4,815	7	317	189	68

Offshore	2,398	1,238	94	8,466	8,009	6	283	155	83

	4,036	2,146	88	13,625	12,824	6	296	167	77

Cost of goods sold	1,285	1,183	9				94	92	2

Gross margin – total	2,751	963	186				202	75	169

Expenses [1]	512	248	106	Depreciation and amortization			36	35	2

EBIT	2,239	715	213	Gross margin excluding depreciation

Depreciation and amortization	488	452	8	and amortization – manufactured			238	110	116

EBITDA	2,727	1,167	134	Potash cash cost of product

Adjustments [2]	9	23	(61)	manufactured			63	59	7

Adjusted EBITDA	2,736	1,190	130

  1  Includes provincial mining taxes of $466 million (2020 – $201 million).

  2  See Note 2 to the unaudited condensed consolidated financial statements.

•

Adjusted EBITDA increased in the fourth quarter and full year of 2021 due to higher net realized selling prices and record sales volumes attributed to our ability to increase production by nearly 1 million tonnes.

•

Sales volumes were a record for the fourth quarter as we surged production to meet strong global demand and very tight global supply. We achieved this despite weather-related issues that temporarily impacted rail deliveries. North America and Offshore sales volumes in the full year of 2021 were the highest on record underpinned by the reliable supply from our flexible, low-cost network of six mines and integrated transportation and logistics system.

•

Net realized selling price increased in the fourth quarter and full year of 2021 due to strong global demand supported by higher crop prices, impacts to global supply caused by competitor outages and project delays as well as uncertainty regarding future sanctions on Belarus.

•

Cost of goods sold per tonne decreased in the fourth quarter due to lower depreciation and amortization compared to the same period of 2020 that was caused by production mix and timing of maintenance projects. Cost of goods sold per tonne increased for the full year of 2021 primarily due to higher royalties resulting from increased selling prices, a stronger Canadian dollar and cost inflation for energy and other inputs.

Canpotex Sales by Market

(percentage of sales volumes, except as	Three Months Ended December 31			Twelve Months Ended December 31
otherwise noted)	2021	2020	Change	2021	2020	Change

Latin America	37	31	6	38	32	6

Other Asian markets [1]	34	24	10	35	25	10

China	12	21	(9)	11	22	(11)

Other markets	11	7	4	10	7	3

India	6	17	(11)	6	14	(8)
	100	100		100	100

  1  All Asian markets except China and India.

 Nitrogen

	Three Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Ammonia	519	157	231	790	730	8	656	216	204

Urea	552	230	140	824	853	(3)	670	270	148

Solutions, nitrates and sulfates	385	168	129	1,221	1,262	(3)	316	133	138

	1,456	555	162	2,835	2,845	-	514	195	164

Cost of goods sold	725	460	58				256	162	58

Gross margin – manufactured	731	95	669				258	33	682

Gross margin – other [1]	23	17	35	Depreciation and amortization			52	51	2

Gross margin – total	754	112	573	Gross margin excluding depreciation

Income	(2)	(254)	(99)	and amortization – manufactured [3]			310	84	268

EBIT	756	366	107	Ammonia controllable cash cost of

Depreciation and amortization	148	146	1	product manufactured [3]			45	40	13

EBITDA	904	512	77

Adjustments [2]	17	(246)	n/m

Adjusted EBITDA	921	266	246

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and comprises net sales of $193 million (2020 – $114 million) less cost of goods sold of $170 million (2020 – $97 million).

2 See Note 2 to unaudited condensed consolidated financial statements.

3 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Twelve Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Ammonia	1,393	621	124	2,919	2,778	5	477	224	113

Urea	1,463	933	57	3,059	3,475	(12)	478	268	78

Solutions, nitrates and sulfates	1,128	668	69	4,747	4,713	1	238	142	68

	3,984	2,222	79	10,725	10,966	(2)	371	203	83

Cost of goods sold	2,353	1,804	30				219	165	33

Gross margin – manufactured	1,631	418	290				152	38	300

Gross margin – other [1]	95	57	67	Depreciation and amortization			52	55	(5)

Gross margin – total	1,726	475	263	Gross margin excluding depreciation

Income	(3)	(225)	(99)	and amortization – manufactured			204	93	120

EBIT	1,729	700	147	Ammonia controllable cash cost of

Depreciation and amortization	557	599	(7)	product manufactured			50	43	16

EBITDA	2,286	1,299	76

Adjustments [2]	22	(219)	n/m

Adjusted EBITDA	2,308	1,080	114

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and comprises net sales of $705 million (2020 – $518 million) less cost of goods sold of $610 million (2020 – $461 million).

2 See Note 2 to unaudited condensed consolidated financial statements.

•	Adjusted EBITDA increased in the fourth quarter and full year of 2021 primarily due to higher net realized selling prices, which more than offset higher natural gas costs.

•

Sales volumes decreased slightly in the fourth quarter and full year of 2021 due to more planned plant turnaround activity, temporary production outages and lower inventory volumes at the beginning of 2021 compared to the same period in 2020. Ammonia operating rates reached 97 percent in the fourth quarter and 90 percent for the full year of 2021.

•

Net realized selling price in the fourth quarter and full year of 2021 was higher due to higher benchmark prices resulting from the strength in global demand and tight global supply caused by production outages and higher energy prices in key nitrogen exporting regions.

•	Cost of goods sold per tonne increased during the fourth quarter and full year of 2021 primarily due to higher natural gas costs.

Natural Gas Prices in Cost of Production

	Three Months Ended December 31			Twelve Months Ended December 31

(US dollars per MMBtu, except as otherwise noted)	2021	2020	% Change	2021	2020	% Change

Overall gas cost excluding realized derivative impact	6.43	2.71	137	4.60	2.31	99

Realized derivative impact	(0.03)	0.03	n/m	0.01	0.05	(80)

Overall gas cost	6.40	2.74	134	4.61	2.36	95

Average NYMEX	5.83	2.66	119	3.84	2.08	85

Average AECO	3.93	2.10	87	2.84	1.68	69

•

Natural gas prices in our cost of production increased in the fourth quarter and full year of 2021 as a result of higher North American gas index prices and increased gas costs in Trinidad, where our gas prices are linked to ammonia benchmark prices.

 Phosphate

	Three Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Fertilizer	377	180	109	509	466	9	741	387	91

Industrial and feed	155	100	55	202	182	11	766	551	39

	532	280	90	711	648	10	749	433	73

Cost of goods sold	374	265	41				526	410	28

Gross margin – manufactured	158	15	953				223	23	870

Gross margin – other [1]	5	1	400	Depreciation and amortization			55	60	(9)

Gross margin – total	163	16	919	Gross margin excluding depreciation

Expenses	10	(8)	n/m	and amortization – manufactured [3]			278	83	234

EBIT	153	24	538

Depreciation and amortization	39	39	-

EBITDA	192	63	205

Adjustments [2]	4	-	n/m

Adjusted EBITDA	196	63	211

1 Includes other phosphate and purchased products and comprises net sales of $61 million (2020 – $40 million) less cost of goods sold of $56 million (2020 – $39 million).

2 See Note 2 to the unaudited condensed consolidated financial statements.

3 This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

	Twelve Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2021	2020	% Change	2021	2020	% Change	2021	2020	% Change

Manufactured product

Net sales

Fertilizer	1,108	671	65	1,840	2,048	(10)	602	328	84

Industrial and feed	520	404	29	779	733	6	667	552	21

	1,628	1,075	51	2,619	2,781	(6)	622	387	61

Cost of goods sold	1,227	1,044	18				469	376	25

Gross margin – manufactured	401	31	n/m				153	11	n/m

Gross margin – other [1]	20	5	300	Depreciation and amortization			58	78	(26)

Gross margin – total	421	36	n/m	Gross margin excluding depreciation

Expenses	36	791	(95)	and amortization – manufactured			211	89	136

EBIT	385	(755)	n/m

Depreciation and amortization	151	218	(31)

EBITDA	536	(537)	n/m

Adjustments [2]	4	769	(99)

Adjusted EBITDA	540	232	133

1 Includes other phosphate and purchased products and comprises net sales of $201 million (2020 – $127 million) less cost of goods sold of $181 million (2020 – $122 million).

2 See Note 2 to the unaudited condensed consolidated financial statements.

•

Adjusted EBITDA increased in the fourth quarter and full year of 2021 due to higher net realized selling prices, which more than offset higher raw material costs and lower sales volumes for the full year.

•

Sales volumes increased in the fourth quarter of 2021 due to the timing and sales mix of certain fertilizer products and higher operating rates. Lower inventory levels at the beginning of 2021 and a greater mix of higher P2O5 content sales resulted in slightly lower sales volumes during the full year of 2021. P2O5 production increased in the fourth quarter and full year of 2021 due to improved reliability at our Aurora and White Springs plants.

•

Net realized selling price increased in the fourth quarter and full year of 2021 as a result of robust global phosphate demand, tight inventories and higher global raw material costs. Industrial and feed prices increased to a lesser extent than fertilizer in both comparative periods due to a lag in price realizations relative to spot prices.

•

Cost of goods sold per tonne increased in the fourth quarter and full year of 2021 primarily due to significantly higher raw material input costs which more than offset lower depreciation and amortization. Comparative results for the full year of 2020 were also impacted by a $46 million favorable change in estimate related to an asset retirement obligation recorded in the second quarter of 2020.

 Corporate and Others

(millions of US dollars, except	Three Months Ended December 31			Twelve Months Ended December 31
as otherwise noted)	2021	2020	% Change	2021	2020	% Change
Sales [1]	-	12	(100)	-	82	(100)
Cost of goods sold	-	11	(100)	-	74	(100)
Gross margin	-	1	(100)	-	8	(100)
Selling expenses	3	(7)	n/m	(21)	(24)	(13)
General and administrative expenses	93	78	19	275	269	2
Share-based compensation expense	73	60	22	198	69	187
Impairment of assets	-	-	-	-	5	(100)
Other expenses	112	76	47	253	230	10
EBIT	(281)	(206)	36	(705)	(541)	30
Depreciation and amortization	15	11	36	49	52	(6)
EBITDA	(266)	(195)	36	(656)	(489)	34
Adjustments [2]	116	111	5	348	203	71
Adjusted EBITDA	(150)	(84)	79	(308)	(286)	8
1 Primarily relates to our non-core Canadian business that was sold in 2020.
2 See Note 2 to the unaudited condensed consolidated financial statements.

•

Share-based compensation expense was higher in the fourth quarter and full year of 2021 compared to the same periods in 2020 due to an increase in our share price resulting in a higher value of share-based awards outstanding.

•

Other expenses were higher in the fourth quarter and full year of 2021 compared to the same periods in 2020 due to higher foreign exchange losses, higher expense related to asset retirement obligations and accrued environment costs for our non-operating sites from changes in our cost and discount rate estimates, and additional cloud computing related expenses recognized in the first half of 2021 due to our change in accounting policy. This was partially offset by lower integration and restructuring related costs.

 Eliminations

Eliminations of gross margin between operating segments for the full year of 2021 were $(89) million compared to a $21 million gross margin recovery for the same period in 2020. We had significant eliminations in 2021 due to higher-margin inventories held by our Retail segment as global commodity benchmark prices increased. Eliminations are not part of the Corporate and Others segment.

Finance Costs, Income Tax Expense (Recovery) and

Other Comprehensive Income

(millions of US dollars, except	Three Months Ended December 31			Twelve Months Ended December 31
as otherwise noted)	2021	2020	% Change	2021	2020	% Change
Finance costs	246	119	107	613	520	18
Income tax expense (recovery)	374	(32)	n/m	989	(77)	n/m
Other comprehensive income	72	280	(74)	78	194	(60)

•

Finance costs in the fourth quarter and full year of 2021 were higher compared to the same periods in 2020 mainly due to a loss of $142 million on early extinguishment of long-term debt, which primarily represents interest that we would have paid in future years if the long-term debt was not extinguished.

•

Income tax expense in the fourth quarter and full year of 2021 was higher as a result of significantly higher earnings in 2021 compared to the same periods in 2020. In addition, in 2020, discrete tax recoveries of $80 million primarily related to recoveries of prior year taxes due to US legislative changes.

•

Other comprehensive income is primarily driven by changes in the currency translation of our foreign operations and share price movement of our investment in Sinofert Holdings Ltd. In 2020, we had a higher gain on translation of our Retail operations in Australia as the Australian dollar strengthened relative to the US dollar. In 2021, the Australian dollar weakened relative to the US dollar resulting in lower other comprehensive income.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Financial Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2022 full-year guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); expectations regarding our growth and capital allocation intentions and strategies; capital spending expectations for 2022; expectations regarding performance of our operating segments in 2022, including our operating segment market outlooks and market conditions for 2022, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, prices and the impact of import and export volumes and economic sanctions; Nutrien’s ability to develop innovative and sustainable solutions; the negotiation of sales contracts; expected benefits from our brownfield expansion projects; and acquisitions and divestitures. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2022 and in the future; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic, including variants of the COVID-19 virus and the efficiency and distribution of vaccines, and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, including government-imposed vaccine mandates, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities Exchange Commission in the United States.

The purpose of our adjusted net earnings per share, adjusted EBITDA (consolidated and by segment) and sustaining capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms & Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and Definitions” section of our 2020 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, February 17, 2022 at 10:00 am Eastern Time.

•	In order to expedite access to our conference call, each participant will be required to pre-register for the event:
•	Online: http://www.directeventreg.com/registration/event/3664097.
•	Via Phone: 1-888-869-1189 Conference ID 3664097.
•

Once the registration is complete, a confirmation will be sent providing the dial in number and both the Direct Event Passcode and your unique Registrant ID to join this call. For security reasons, please do not share your information with anyone else.

•	Live Audio Webcast: Visit http://www.nutrien.com/investors/events/2021-q4-earnings-conference-call

Appendix A - Selected Additional Financial Data

Selected Retail measures	Three Months Ended December 31		Twelve Months Ended December 31
	2021	2020	2021	2020

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	12	14	21	25

Crop protection products	14	11	34	32

Seed	39	37	44	46
All products	11	11	23	23

Crop nutrients sales volumes (tonnes – thousands)

North America	2,119	2,063	9,848	9,746

International	702	622	3,535	2,986

Total	2,821	2,685	13,383	12,732

Crop nutrients selling price per tonne

North America	725	413	556	421

International	708	413	512	367

Total	721	413	545	408

Crop nutrients gross margin per tonne

North America	154	89	133	99

International	144	85	82	55

Total	152	88	119	89

Financial performance measures			2021	2020

Retail adjusted EBITDA margin (%) [1,2]			11	10

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2,3]			1,481	1,075

Retail adjusted average working capital to sales (%) [1,3]			13	15

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,4]			-	5

Nutrien Financial adjusted net interest margin (%) [1,4]			6.6	5.3

Retail cash operating coverage ratio (%) [1,4]			58	62

Retail normalized comparable store sales (%) [4]			7	6
1 Rolling four quarters ended December 31, 2021 and 2020.
2 These are supplementary financial measures. See the “Other Financial Measures” section.
3 Excluding acquisitions.
4 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at December 31, 2021

(millions of US dollars)	Current	<31 days past due	31–90 days past due	>90 days past due	Gross Receivables	Allowance [1]	Net Receivables

North America	1,410	45	12	47	1,514	(26)	1,488

International	537	47	26	54	664	(2)	662

Nutrien Financial receivables	1,947	92	38	101	2,178	(28)	2,150
1 Bad debt expense on the above receivables for the twelve months ended December 31, 2021 was $10 million (2020 – $26 million) in the Retail segment.
2 Gross receivables include $1,792 million (2020 – $1,147 million) very low risk of default and $386 million (2020 – $270 million) of low risk of default.

Selected Nitrogen measures	Three Months Ended December 31		Twelve Months Ended December 31
	2021	2020	2021	2020

Sales volumes (tonnes – thousands)

Fertilizer	1,578	1,740	6,028	6,750

Industrial and feed	1,257	1,105	4,697	4,216

Net sales (millions of US dollars)

Fertilizer	861	359	2,364	1,467

Industrial and feed	595	196	1,620	755

Net selling price per tonne

Fertilizer	545	206	392	217

Industrial and feed	473	178	345	179

Production measures	Three Months Ended December 31		Twelve Months Ended December 31
	2021	2020	2021	2020
Potash production (Product tonnes – thousands)	3,641	2,784	13,790	12,595
Potash shutdown weeks [1]	-	-	14	38
Ammonia production – total [2]	1,641	1,584	5,996	6,063
Ammonia production – adjusted [2,3]	1,069	1,035	3,932	4,102
Ammonia operating rate (%) [3]	97	94	90	93
P2O5 production (P2O5 tonnes – thousands)	409	361	1,518	1,444
P2O5 operating rate (%)	95	84	89	85
1 Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
2 All figures are provided on a gross production basis in thousands of product tonnes.
3 Excludes Trinidad and Joffre.

Appendix B - Non-IFRS Financial Measures

We use both International Financial Reporting Standards (“IFRS”) and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures and non-IFRS ratios, their compositions, and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, and IFRS adoption transition adjustments. In 2021, we amended our calculation of adjusted EBITDA to adjust for the impact of integration and restructuring related costs and cloud computing transition adjustment. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2021	2020	2021	2020

Net earnings	1,207	316	3,179	459

Finance costs	246	119	613	520

Income tax expense (recovery)	374	(32)	989	(77)

Depreciation and amortization	497	499	1,951	1,989

EBITDA [1]	2,324	902	6,732	2,891

Share-based compensation expense	73	60	198	69

Foreign exchange loss, net of related derivatives	38	15	39	19

Integration and restructuring related (recovery) costs	(4)	22	43	60

Impairment of assets	21	1	33	824

COVID-19 related expenses [2]	11	18	45	48

Loss on disposal of business	-	-	-	6

Net gain on disposal of investment in MOPCO	-	(250)	-	(250)

Cloud computing transition adjustment [3]	-	-	36	-
Adjusted EBITDA	2,463	768	7,126	3,667

1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

2 COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

3 Cloud computing transition adjustment relates to cloud computing costs in prior years that no longer qualify for capitalization based on an agenda decision issued by the IFRS Interpretations Committee in April 2021.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments and gain/loss on early extinguishment of debt. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment. In 2021, we amended our calculation of adjusted net earnings to adjust for the impact of integration and restructuring related costs, cloud computing transition adjustment, and gain/loss on early extinguishment of debt. There were no similar expenses in the comparative period.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended December 31, 2021			Twelve Months Ended December 31, 2021
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		1,201	2.11		3,153	5.52
Adjustments:
Share-based compensation expense	73	56	0.10	198	151	0.27
Foreign exchange loss, net of related derivatives	38	29	0.05	39	30	0.05
Integration and restructuring related (recovery) costs	(4)	(3)	(0.01)	43	33	0.06
Impairment of assets	21	16	0.03	33	25	0.04
COVID-19 related expenses	11	8	0.01	45	34	0.06
Cloud computing transition adjustment	-	-	-	36	27	0.05
Loss on early extinguishment of debt	142	104	0.18	142	104	0.18
Adjusted net earnings		1,411	2.47		3,557	6.23

	Three Months Ended December 31, 2020			Twelve Months Ended December 31, 2020
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		316	0.55		459	0.81
Adjustments:
Share-based compensation expense	60	36	0.06	69	50	0.09
Foreign exchange loss, net of related derivatives	15	9	0.02	19	14	0.02
Integration and restructuring related costs	22	13	0.03	60	44	0.08
Impairment of assets	1	1	-	824	657	1.15
COVID-19 related expenses	22	13	0.02	67	49	0.09
Loss on disposal of business	-	-	-	6	4	-
Net gain on disposal of investment in MOPCO	(250)	(250)	(0.44)	(250)	(250)	(0.44)
Adjusted net earnings		138	0.24		1,027	1.80

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. Guidance for adjusted EBITDA and adjusted net earnings per share excludes the impacts of share-based compensation, certain foreign exchange gain/loss (net of related derivatives), integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments, and gain/loss on early extinguishment of debt.

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash provided by (used in) operating activities.

Definition: Free cash flow is calculated as cash provided by (used in) operating activities less sustaining capital expenditures and before changes in non-cash operating working capital. Free cash flow including non-cash operating working capital is calculated as cash provided by operating activities less sustaining capital expenditures.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2021	2020	2021	2020
Cash provided by operating activities	3,637	2,778	3,886	3,323
Sustaining capital expenditures	(454)	(408)	(1,247)	(919)
Free cash flow including changes in non-cash operating working capital	3,183	2,370	2,639	2,404
Changes in non-cash operating working capital	1,634	2,174	(1,661)	574
Free cash flow	1,549	196	4,300	1,830

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2021	2020	2021	2020
Total COGS – Potash	305	305	1,285	1,183
Change in inventory	64	18	22	(10)
Other adjustments [1]	1	(7)	(6)	(12)
COPM	370	316	1,301	1,161
Depreciation and amortization included in COPM	(115)	(119)	(430)	(424)
Cash COPM	255	197	871	737
Production tonnes (tonnes – thousands)	3,641	2,784	13,790	12,595
Potash cash COPM per tonne	70	71	63	59
1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2021	2020	2021	2020
Total Manufactured COGS – Nitrogen	725	460	2,353	1,804
Total Other COGS – Nitrogen	170	97	610	461
Total COGS – Nitrogen	895	557	2,963	2,265
Depreciation and amortization in COGS	(126)	(127)	(473)	(522)
Cash COGS for products other than ammonia	(519)	(325)	(1,740)	(1,342)
Ammonia
Total cash COGS before other adjustments	250	105	750	401
Other adjustments [1]	(30)	(6)	(96)	(52)
Total cash COPM	220	99	654	349
Natural gas and steam costs	(186)	(71)	(515)	(235)
Controllable cash COPM	34	28	139	114
Production tonnes (net tonnes [2] – thousands)	758	704	2,769	2,649
Ammonia controllable cash COPM per tonne	45	40	50	43
1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.
2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco Holdings Limited) during the first year following the acquisition. We also look at this metric excluding the sales and working capital of Nutrien Financial.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended December 31, 2021
(millions of US dollars, except as otherwise noted)	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Average/Total
Current assets	9,160	9,300	8,945	9,924
Current liabilities	(7,530)	(7,952)	(5,062)	(7,828)
Working capital	1,630	1,348	3,883	2,096
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	1,630	1,348	3,883	2,096	2,239
Nutrien Financial working capital	(1,221)	(3,072)	(2,820)	(2,150)
Adjusted working capital excluding Nutrien Financial	409	(1,724)	1,063	(54)	(77)

Sales	2,972	7,537	3,347	3,878
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	2,972	7,537	3,347	3,878	17,734
Nutrien Financial revenue	(25)	(59)	(54)	(51)
Adjusted sales excluding Nutrien Financial	2,947	7,478	3,293	3,827	17,545

Adjusted average working capital to sales (%)					13
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

	Rolling four quarters ended December 31, 2020
(millions of US dollars, except as otherwise noted)	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Average/Total
Current assets	8,423	8,230	7,324	8,013
Current liabilities	(6,135)	(6,200)	(4,108)	(6,856)
Working capital	2,288	2,030	3,216	1,157
Working capital from certain recent acquisitions	(108)	63	-	-
Adjusted working capital	2,180	2,093	3,216	1,157	2,162
Nutrien Financial working capital	(795)	(2,108)	(1,711)	(1,392)
Adjusted working capital excluding Nutrien Financial	1,385	(15)	1,505	(235)	660

Sales	2,661	6,764	2,742	2,618
Sales from certain recent acquisitions	(348)	(338)	-	-
Adjusted sales	2,313	6,426	2,742	2,618	14,099
Nutrien Financial revenue	(16)	(40)	(36)	(37)
Adjusted sales excluding Nutrien Financial	2,297	6,386	2,706	2,581	13,970

Adjusted average working capital to sales (%)					15
Adjusted average working capital to sales excluding Nutrien Financial (%)					5

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate financial performance of Nutrien Financial.

	Rolling four quarters ended December 31, 2021
(millions of US dollars, except as otherwise noted)	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Total/Average
Nutrien Financial revenue	25	59	54	51
Deemed interest expense [1]	(6)	(8)	(10)	(12)
Net interest	19	51	44	39	153

Average Nutrien Financial receivables	1,221	3,072	2,820	2,150	2,316
Nutrien Financial adjusted net interest margin (%)					6.6
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

	Rolling four quarters ended December 31, 2020

(millions of US dollars, except as otherwise noted)	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Total/Average
Nutrien Financial revenue	16	40	36	37
Deemed interest expense [1]	(5)	(15)	(15)	(14)
Net interest	11	25	21	23	80

Average Nutrien Financial receivables	795	2,108	1,711	1,392	1,502
Nutrien Financial adjusted net interest margin (%)					5.3

 1   Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended December 31, 2021

(millions of US dollars, except as otherwise noted)	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Total
Selling expenses	667	863	746	848	3,124
General and administrative expenses	39	41	45	43	168
Other expenses	15	34	17	20	86
Operating expenses	721	938	808	911	3,378
Depreciation and amortization in operating expenses	(175)	(166)	(180)	(173)	(694)
Operating expenses excluding depreciation and amortization	546	772	628	738	2,684

Gross margin	652	1,858	917	1,173	4,600
Depreciation and amortization in cost of goods sold	2	3	2	5	12
Gross margin excluding depreciation and amortization	654	1,861	919	1,178	4,612
Cash operating coverage ratio (%)					58

	Rolling four quarters ended December 31, 2020

(millions of US dollars, except as otherwise noted)	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Total
Selling expenses	635	764	669	727	2,795
General and administrative expenses	38	30	34	33	135
Other expenses (income)	16	32	(12)	8	44
Operating expenses	689	826	691	768	2,974
Depreciation and amortization in operating expenses	(153)	(161)	(167)	(177)	(658)
Operating expenses excluding depreciation and amortization	536	665	524	591	2,316

Gross margin	541	1,627	683	885	3,736
Depreciation and amortization in cost of goods sold	2	2	3	3	10
Gross margin excluding depreciation and amortization	543	1,629	686	888	3,746
Cash operating coverage ratio (%)					62

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

	Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2021	2020
Sales from comparable base
Prior period	14,785	13,282
Adjustments [1]	(476)	-
Revised prior period	14,309	13,282
Current period	17,511	13,546
Comparable store sales (%)	22	2
Prior period normalized for benchmark prices and foreign exchange rates	16,350	12,784
Normalized comparable store sales (%)	7	6
1 Adjustments relate to prior period sales related to closed locations or businesses that no longer exist in the current period in order to provide a comparable base in our calculation.

Appendix C – Other Financial Measures

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by a company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of a company, (b) are not disclosed in the financial statements of the company, (c) are not non-IFRS financial measures, and (d) are not non-IFRS ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Retail digital platform sales: Grower and employee sales in North America entered directly into the digital platform.

Retail digital platform sales to total sales: Grower and employee sales in North America entered directly into the digital platform as a percentage of total sales in North America.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended December 31		Twelve Months Ended December 31
	Note	2021	2020	2021	2020
SALES	2	7,267	4,052	27,712	20,908
Freight, transportation and distribution		198	202	851	855
Cost of goods sold		3,863	2,685	17,452	14,814
GROSS MARGIN		3,206	1,165	9,409	5,239
Selling expenses		855	732	3,142	2,813
General and administrative expenses		148	117	477	429
Provincial mining taxes		173	41	466	204
Share-based compensation expense		73	60	198	69
Impairment of assets		21	1	33	824
Other expenses (income)	3	109	(189)	312	(2)
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,827	403	4,781	902
Finance costs		246	119	613	520
EARNINGS BEFORE INCOME TAXES		1,581	284	4,168	382
Income tax expense (recovery)		374	(32)	989	(77)
NET EARNINGS		1,207	316	3,179	459
Attributable to
Equity holders of Nutrien		1,201	316	3,153	459
Non-controlling interest		6	-	26	-
NET EARNINGS		1,207	316	3,179	459

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		2.11	0.55	5.53	0.81
Diluted		2.11	0.55	5.52	0.81
Weighted average shares outstanding for basic EPS		568,027,000	569,180,000	569,664,000	569,657,000
Weighted average shares outstanding for diluted EPS		569,653,000	569,393,000	571,289,000	569,686,000
Condensed Consolidated Statements of Comprehensive Income
		Three Months Ended December 31		Twelve Months Ended December 31
(Net of related income taxes)		2021	2020	2021	2020
NET EARNINGS		1,207	316	3,179	459
Other comprehensive income
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans		95	72	95	75
Net fair value (loss) gain on investments		(35)	18	81	(7)

Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		14	194	(115)	142
Other		(2)	(4)	17	(16)
OTHER COMPREHENSIVE INCOME		72	280	78	194
COMPREHENSIVE INCOME		1,279	596	3,257	653
Attributable to
Equity holders of Nutrien		1,273	596	3,232	653
Non-controlling interest		6	-	25	-
COMPREHENSIVE INCOME		1,279	596	3,257	653

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

	Three Months Ended December 31		Twelve Months Ended December 31
	2021	2020	2021	2020

OPERATING ACTIVITIES
Net earnings	1,207	316	3,179	459
Adjustments for:
Depreciation and amortization	497	499	1,951	1,989
Share-based compensation expense	73	60	198	69
Impairment of assets	21	1	33	824
Loss on early extinguishment of debt	142	-	142	-
Net gain on disposal of investment in Misr Fertilizers Production Company S.A.E. (“MOPCO”)	-	(250)	-	(250)
Provision for (recovery of) deferred income tax	66	90	(31)	(9)
Cloud computing transition adjustment	-	-	36	-
Other long-term assets, liabilities and miscellaneous	(3)	(112)	39	(333)
Cash from operations before working capital changes	2,003	604	5,547	2,749
Changes in non-cash operating working capital:
Receivables	1,432	1,600	(1,669)	145
Inventories	(1,652)	(1,068)	(1,459)	85
Prepaid expenses and other current assets	(1,092)	(946)	(227)	(10)
Payables and accrued charges	2,946	2,588	1,694	354
CASH PROVIDED BY OPERATING ACTIVITIES	3,637	2,778	3,886	3,323
INVESTING ACTIVITIES
Capital expenditures [1]	(568)	(535)	(1,783)	(1,549)
Business acquisitions, net of cash acquired	(18)	(17)	(88)	(233)
Proceeds from disposal of investment in MOPCO	-	540	-	540
Other	121	17	64	38
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(465)	5	(1,807)	(1,204)
FINANCING ACTIVITIES
Transaction costs related to debt	-	-	(7)	(15)
Proceeds from (repayment of) short-term debt, net	307	(1,493)	1,344	(892)
Proceeds from long-term debt	(3)	21	86	1,541
Repayment of long-term debt	(2,207)	(2)	(2,212)	(509)
Repayment of principal portion of lease liabilities	(78)	(71)	(320)	(274)
Dividends paid to Nutrien’s shareholders	(266)	(259)	(1,045)	(1,030)
Repurchase of common shares	(885)	-	(1,035)	(160)
Issuance of common shares	12	-	200	-
Other	-	-	(14)	-
CASH USED IN FINANCING ACTIVITIES	(3,120)	(1,804)	(3,003)	(1,339)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	4	10	(31)	3

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	56	989	(955)	783
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	443	465	1,454	671
CASH AND CASH EQUIVALENTS – END OF PERIOD	499	1,454	499	1,454
Cash and cash equivalents comprised of:
Cash	428	1,375	428	1,375
Short-term investments	71	79	71	79
	499	1,454	499	1,454
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid	172	164	491	498
Income taxes paid	79	64	435	156
Total cash outflow for leases	94	79	393	345

1 Includes additions to property, plant and equipment and intangible assets for the three months ended December 31, 2021 of $528 and $40 (2020 – $496 and $39), respectively, and for the twelve months ended December 31, 2021 of $1,676 and $107 (2020 – $1,423 and $126), respectively.

  (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien (Note 1)	Non- Controlling Interest (Note 1)	Total Equity

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(204)	(47)	(251)	7,101	22,869	38	22,907

Net earnings	-	-	-	-	-	-	459	459	-	459

Other comprehensive income	-	-	-	142	52	194	-	194	-	194

Shares repurchased	(3,832,580)	(105)	(55)	-	-	-	-	(160)	-	(160)

Dividends declared	-	-	-	-	-	-	(1,029)	(1,029)	-	(1,029)

Effect of share-based compensation including issuance of common shares	150,177	7	12	-	-	-	-	19	-	19

Transfer of net loss on cash flow hedges	-	-	-	-	13	13	-	13	-	13

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(75)	(75)	75	-	-	-

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	3,153	3,153	26	3,179

Other comprehensive (loss) income	-	-	-	(114)	193	79	-	79	(1)	78

Shares repurchased	(15,982,154)	(442)	(47)	-	-	-	(616)	(1,105)	-	(1,105)

Dividends declared	-	-	-	-	-	-	(1,046)	(1,046)	-	(1,046)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(16)	(16)

Effect of share-based compensation including issuance of common shares	4,424,437	226	(9)	-	-	-	-	217	-	217

Transfer of net gain on cash flow hedges	-	-	-	-	(11)	(11)	-	(11)	-	(11)

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(95)	(95)	95	-	-	-

Share cancellation	(210,173)	-	-	-	-	-	-	-	-	-

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

	December 31	December 31

As at	2021	2020

		Note 1

ASSETS

Current assets

Cash and cash equivalents	499	1,454

Receivables	5,366	3,626

Inventories	6,328	4,930

Prepaid expenses and other current assets	1,653	1,460

	13,846	11,470

Non-current assets

Property, plant and equipment	20,016	19,660

Goodwill	12,220	12,198

Other intangible assets	2,340	2,388

Investments	703	562

Other assets	829	914

TOTAL ASSETS	49,954	47,192

LIABILITIES

Current liabilities

Short-term debt	1,560	159

Current portion of long-term debt	545	14

Current portion of lease liabilities	286	249

Payables and accrued charges	10,052	8,058

	12,443	8,480

Non-current liabilities

Long-term debt	7,521	10,047

Lease liabilities	934	891

Deferred income tax liabilities	3,165	3,149

Pension and other post-retirement benefit liabilities	419	454

Asset retirement obligations and accrued environmental costs	1,566	1,597

Other non-current liabilities	207	171

TOTAL LIABILITIES	26,255	24,789

SHAREHOLDERS’ EQUITY

Share capital	15,457	15,673

Contributed surplus	149	205

Accumulated other comprehensive loss	(146)	(119)

Retained earnings	8,192	6,606

Equity holders of Nutrien	23,652	22,365

Non-controlling interest	47	38

TOTAL SHAREHOLDERS’ EQUITY	23,699	22,403

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	49,954	47,192

(See	Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2021

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

Our accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are materially consistent with those used in the preparation of our 2020 annual consolidated financial statements. These unaudited condensed consolidated financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2020 annual consolidated financial statements. Our 2021 annual consolidated financial statements, which are expected to be issued in February 2022, will include additional information under IFRS.

Certain immaterial 2020 figures have been reclassified in the condensed consolidated statements of changes in shareholders’ equity and condensed consolidated balance sheets.

In management’s opinion, the unaudited condensed consolidated financial statements include all adjustments necessary to fairly present such information in all material respects.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended December 31, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,847	1,358	1,476	586	-	-	7,267

– intersegment	31	128	292	65	-	(516)	-

Sales – total	3,878	1,486	1,768	651	-	(516)	7,267

Freight, transportation and distribution	-	66	119	58	-	(45)	198

Net sales	3,878	1,420	1,649	593	-	(471)	7,069

Cost of goods sold	2,705	305	895	430	-	(472)	3,863

Gross margin	1,173	1,115	754	163	-	1	3,206

Selling expenses	848	1	2	1	3	-	855

General and administrative expenses	43	2	7	3	93	-	148

Provincial mining taxes	-	173	-	-	-	-	173

Share-based compensation expense	-	-	-	-	73	-	73

Impairment of assets	-	-	17	4	-	-	21

Other expenses (income)	20	3	(28)	2	112	-	109

Earnings (loss) before finance costs and income taxes	262	936	756	153	(281)	1	1,827

Depreciation and amortization	178	117	148	39	15	-	497

EBITDA [1]	440	1,053	904	192	(266)	1	2,324

Integration and restructuring related costs	2	-	-	-	(6)	-	(4)

Share-based compensation expense	-	-	-	-	73	-	73

Impairment of assets	-	-	17	4	-	-	21

COVID-19 related expenses	-	-	-	-	11	-	11

Foreign exchange loss, net of related derivatives	-	-	-	-	38	-	38

Adjusted EBITDA	442	1,053	921	196	(150)	1	2,463

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended December 31, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,608	467	647	318	12	-	4,052

– intersegment	10	57	147	56	-	(270)	-

Sales – total	2,618	524	794	374	12	(270)	4,052

Freight, transportation and distribution	-	74	125	54	-	(51)	202

Net sales	2,618	450	669	320	12	(219)	3,850

Cost of goods sold	1,733	305	557	304	11	(225)	2,685

Gross margin	885	145	112	16	1	6	1,165

Selling expenses	727	2	8	2	(7)	-	732

General and administrative expenses	33	2	1	3	78	-	117

Provincial mining taxes	-	40	-	-	1	-	41

Share-based compensation expense	-	-	-	-	60	-	60

Impairment of assets	-	1	-	-	-	-	1

Other expenses (income)	8	4	(263)	(13)	75	-	(189)

Earnings (loss) before finance costs and income taxes	117	96	366	24	(206)	6	403

Depreciation and amortization	180	123	146	39	11	-	499

EBITDA	297	219	512	63	(195)	6	902

Integration and restructuring related costs	-	-	4	-	18	-	22

Share-based compensation expense	-	-	-	-	60	-	60

Impairment of assets	-	1	-	-	-	-	1

COVID-19 related expenses	-	-	-	-	18	-	18

Foreign exchange loss, net of related derivatives	-	-	-	-	15	-	15

Net gain on disposal of investment in MOPCO	-	-	(250)	-	-	-	(250)

Adjusted EBITDA	297	220	266	63	(84)	6	768

Assets – at December 31, 2020 ¹	20,526	12,032	10,612	1,462	2,983	(423)	47,192

1  In 2021, we reassessed the appropriate segment wherein certain assets related to transportation, distribution and logistics should be categorized. After our evaluation was complete, we determined the assets should be categorized in the Potash, Nitrogen and Phosphate segments.

Unaudited	In millions of US dollars except as otherwise noted

	Twelve Months Ended December 31, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	17,665	4,021	4,216	1,810	-	-	27,712

– intersegment	69	386	921	236	-	(1,612)	-

Sales – total	17,734	4,407	5,137	2,046	-	(1,612)	27,712

Freight, transportation and distribution	-	371	448	217	-	(185)	851

Net sales	17,734	4,036	4,689	1,829	-	(1,427)	26,861

Cost of goods sold	13,134	1,285	2,963	1,408	-	(1,338)	17,452

Gross margin	4,600	2,751	1,726	421	-	(89)	9,409

Selling expenses	3,124	9	24	6	(21)	-	3,142

General and administrative expenses	168	8	15	11	275	-	477

Provincial mining taxes	-	466	-	-	-	-	466

Share-based compensation expense	-	-	-	-	198	-	198

Impairment of assets	-	7	22	4	-	-	33

Other expenses (income)	86	22	(64)	15	253	-	312

Earnings (loss) before finance costs and income taxes	1,222	2,239	1,729	385	(705)	(89)	4,781

Depreciation and amortization	706	488	557	151	49	-	1,951

EBITDA	1,928	2,727	2,286	536	(656)	(89)	6,732

Integration and restructuring related costs	10	-	-	-	33	-	43

Share-based compensation expense	-	-	-	-	198	-	198

Impairment of assets	-	7	22	4	-	-	33

COVID-19 related expenses	-	-	-	-	45	-	45

Foreign exchange loss, net of related derivatives	-	-	-	-	39	-	39

Cloud computing transition adjustment	1	2	-	-	33	-	36

Adjusted EBITDA	1,939	2,736	2,308	540	(308)	(89)	7,126

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

	Twelve Months Ended December 31, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	14,748	2,265	2,572	1,241	82	-	20,908

– intersegment	37	248	628	202	-	(1,115)	-

Sales – total	14,785	2,513	3,200	1,443	82	(1,115)	20,908

Freight, transportation and distribution	-	367	460	241	-	(213)	855

Net sales	14,785	2,146	2,740	1,202	82	(902)	20,053

Cost of goods sold	11,049	1,183	2,265	1,166	74	(923)	14,814

Gross margin	3,736	963	475	36	8	21	5,239

Selling expenses	2,795	9	27	6	(24)	-	2,813

General and administrative expenses	135	7	8	10	269	-	429

Provincial mining taxes	-	201	1	-	2	-	204

Share-based compensation expense	-	-	-	-	69	-	69

Impairment of assets	-	23	27	769	5	-	824

Other expenses (income)	44	8	(288)	6	228	-	(2)

Earnings (loss) before finance costs and income taxes	762	715	700	(755)	(541)	21	902

Depreciation and amortization	668	452	599	218	52	-	1,989

EBITDA	1,430	1,167	1,299	(537)	(489)	21	2,891

Integration and restructuring related costs	-	-	4	-	56	-	60

Share-based compensation expense	-	-	-	-	69	-	69

Impairment of assets	-	23	27	769	5	-	824

COVID-19 related expenses	-	-	-	-	48	-	48

Foreign exchange loss, net of related derivatives	-	-	-	-	19	-	19

Loss on disposal of business	-	-	-	-	6	-	6

Net gain on disposal of investment in MOPCO	-	-	(250)	-	-	-	(250)

Adjusted EBITDA	1,430	1,190	1,080	232	(286)	21	3,667

Assets – at December 31, 2020	20,526	12,032	10,612	1,462	2,983	(423)	47,192

Unaudited	In millions of US dollars except as otherwise noted

NOTE 3  OTHER EXPENSES (INCOME)

	Three Months Ended December 31		Twelve Months Ended December 31

	2021	2020	2021	2020

Integration and restructuring related (recovery) costs	(4)	22	43	60

Foreign exchange loss, net of related derivatives	38	17	42	18

Earnings of equity-accounted investees	(46)	(27)	(89)	(73)

Bad debt expense (recovery)	4	(3)	26	6

COVID-19 related expenses	11	18	45	48

Loss on disposal of business	-	-	-	6

Net gain on disposal of investment in MOPCO	-	(250)	-	(250)

Cloud computing transition adjustment	-	-	36	-

Other expenses	106	34	209	183

	109	(189)	312	(2)

In the fourth quarter of 2020, as a result of our strategic decision to dispose of our investment in MOPCO, we received cash consideration of $540 for the disposal of the investment and settlement of legal claims. This resulted in a pre-tax gain of $250 recorded in other (income) expenses.

NOTE 4  SHARE CAPITAL

Share Repurchase Programs

	Three Months Ended December 31		Twelve Months Ended December 31

	2021	2020	2021	2020

Number of common shares repurchased for cancellation	13,522,057	-	15,982,154	3,832,580

Average price per share (US dollars)	70.64	-	69.17	41.96

Total cost	955	-	1,105	160

As of February 15, 2022, an additional 6,204,241 common shares were repurchased for cancellation at a cost of $445 and an average price per share of $71.70.

On February 16, 2022, our Board of Directors approved a share repurchase program of up to a maximum of 10 percent of our outstanding common shares for cancellation. Subject to the acceptance by the Toronto Stock Exchange, the 2022 normal course issuer bid (“NCIB”) will commence following the expiration of our current NCIB on February 28, 2022 and will expire after a one-year period.

Dividends Declared

On February 16, 2022, our Board of Directors declared an increase to our quarterly dividend to $0.48 per share payable on April 14, 2022, to shareholders of record on March 31, 2022. The total estimated dividend to be paid is $265.